Mail Stop 4561

January 28, 2009

By U.S. Mail and Facsimile to: (805) 545-8599

Mr. Lawrence Ward
President and Chief Executive Officer
Heritage Oaks Bancorp
545 12th Street
Paso Robles, CA 93446

>   **Re:**   **Heritage Oaks Bancorp**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Amendment No. 1 Filed January 26, 2009**
>   **File No. 000-25020**

Dear Mr. Ward:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

1.   Noting that the Company applied for participation in TARP on November 3, 2008, please disclose whether as a result of its review of its existing employment agreements, the Company will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008 in order to participate in the Capital Purchase Program.

2.   In the second full paragraph on page 10, please include information regarding the Company's initial intentions regarding the use of proceeds consistent with the disclosures

and assumptions made in its pro forma financial information. The narrative discussion should be consistent with the disclosures made regarding the specific investment securities you intend to purchase, as discussed further in comment 3 below.

Financial Statements

3.   Please revise footnote one to clearly disclose the specific investment securities (i.e. mortgage backed securities, treasuries, etc.) you intend to purchase with the use of these proceeds. In addition, please disclose the related interest rates used in determining your pro forma adjustments, which should be current interest rates offered. We would expect the current interest rate used to be the same for each of the income statements presented.

4.   Please revise footnotes three and four to include disclosures addressing the following:

- how you determined the fair value of the warrants to purchase common stock (i.e. Black-Scholes or other model) along with disclosure of the key assumptions used to derive this fair value;
- whether you determined the fair value of the senior preferred stock and the warrants to purchase common stock as presented in your balance sheets based upon their relative fair values;
- how you are amortizing the discount on senior preferred stock and the effective interest rate used to amortize this discount; and
- whether you are using the treasury stock method for determining the incremental shares of common stock included in diluted weighted average shares and therefore used to determine your earnings per share - fully diluted amounts.

Closing Comments

        As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3464 with any questions.

Sincerely,

Kathryn McHale
Staff Attorney

cc: Kenneth E. Moore,
       Reitner, Stuart & Moore